UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 8° piso

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

ITEM

1.	Interim Condensed Consolidated Financial Statements and Explanatory Notes for the three-months and nine-months periods ended September 30, 2020 and 2021.

Item 1

GEOPARK LIMITED

INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

AND EXPLANATORY NOTES

For the three-months and nine-months periods ended September 30, 2020 and 2021

GEOPARK LIMITED

SEPTEMBER 30, 2021

CONTENTS

Page

3	Condensed Consolidated Statement of Income
4	Condensed Consolidated Statement of Comprehensive Income
5	Condensed Consolidated Statement of Financial Position
6	Condensed Consolidated Statement of Changes in Equity
7	Condensed Consolidated Statement of Cash Flow
8	Explanatory Notes to the Interim Condensed Consolidated Financial Statements

GEOPARK LIMITED

SEPTEMBER 30, 2021

CONDENSED CONSOLIDATED STATEMENT OF INCOME

		Three-months	Three-months	Nine-months	Nine-months
		period ended	period ended	period ended	period ended
		September 30,	September 30,	September 30,	September 30,
		2021	2020	2021	2020
Amounts in US$ '000	Note	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
REVENUE	3	173,972	98,147	486,165	287,036
Commodity risk management contracts	4	(11,733)	2,722	(106,693)	25,602
Production and operating costs	5	(49,232)	(28,404)	(145,204)	(90,193)
Geological and geophysical expenses	6	(2,065)	(2,777)	(7,268)	(10,186)
Administrative expenses	7	(11,782)	(10,361)	(35,809)	(34,364)
Selling expenses	8	(1,792)	(1,294)	(5,344)	(4,894)
Depreciation		(23,641)	(26,695)	(66,802)	(89,318)
Write-off of unsuccessful exploration efforts	10	(4,201)	(575)	(12,262)	(3,780)
Impairment loss reversed (recognized) for non-financial assets	10	13,307	(1,007)	13,307	(98,488)
Other expenses		(1,555)	(1,278)	(3,703)	(8,939)
OPERATING PROFIT (LOSS)		81,278	28,478	116,387	(27,524)
Financial expenses	9	(13,994)	(16,637)	(50,703)	(47,936)
Financial income	9	699	814	1,297	2,911
Foreign exchange gain (loss)	9	936	(674)	5,440	(6,735)
PROFIT (LOSS) BEFORE INCOME TAX		68,919	11,981	72,421	(79,284)
Income tax expense		(31,907)	(16,332)	(48,214)	(34,463)
PROFIT (LOSS) FOR THE PERIOD		37,012	(4,351)	24,207	(113,747)
Earnings (Losses) per share (in US$) for profit (loss) attributable to owners of the Company. Basic		0.61	(0.07)	0.40	(1.88)
Earnings (Losses) per share (in US$) for profit (loss) attributable to owners of the Company. Diluted		0.60	(0.07)	0.39	(1.88)

The above condensed consolidated statement of income should be read in conjunction with the accompanying notes.

GEOPARK LIMITED

SEPTEMBER 30, 2021

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Three-months	Three-months	Nine-months	Nine-months
	period ended	period ended	period ended	period ended
	September 30,	September 30,	September 30,	September 30,
	2021	2020	2021	2020
Amounts in US$ '000	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Profit (Loss) for the period	37,012	(4,351)	24,207	(113,747)
Other comprehensive income
Items that may be subsequently reclassified to profit or loss:
Currency translation differences	(2,226)	(778)	(414)	(10,960)
Losses on cash flow hedges	—	—	—	(6,770)
Income tax relating to losses on cash flow hedges	—	—	—	2,166
Other comprehensive loss for the period	(2,226)	(778)	(414)	(15,564)
Total comprehensive profit (loss) for the period	34,786	(5,129)	23,793	(129,311)

The above condensed consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

GEOPARK LIMITED

SEPTEMBER 30, 2021

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	Note	At September 30, 2021	Year ended
Amounts in US$ '000		(Unaudited)	December 31, 2020
ASSETS
NON CURRENT ASSETS
Property, plant and equipment	10	607,395	614,665
Right-of-use assets		20,925	21,402
Prepayments and other receivables		223	1,060
Other financial assets		13,790	13,364
Deferred income tax asset		13,585	18,168
TOTAL NON CURRENT ASSETS		655,918	668,659
CURRENT ASSETS
Inventories		13,832	13,326
Trade receivables		64,081	46,918
Prepayments and other receivables		14,923	27,263
Derivative financial instrument assets	15	12	1,013
Other financial assets		13	28
Cash and cash equivalents		76,845	201,907
Assets held for sale	18	25,641	1,152
TOTAL CURRENT ASSETS		195,347	291,607
TOTAL ASSETS		851,265	960,266
EQUITY
Equity attributable to owners of the Company
Share capital	11	61	61
Share premium		175,525	179,399
Reserves		87,007	92,216
Accumulated losses		(352,514)	(380,866)
TOTAL EQUITY		(89,921)	(109,190)
LIABILITIES
NON CURRENT LIABILITIES
Borrowings	12	656,806	766,897
Lease liabilities		12,210	11,457
Provisions and other long-term liabilities	13	61,369	82,370
Deferred income tax liability		8,643	7,190
Trade and other payables	14	1,435	4,886
TOTAL NON CURRENT LIABILITIES		740,463	872,800
CURRENT LIABILITIES
Borrowings	12	18,138	17,689
Lease liabilities		7,741	10,890
Derivative financial instrument liabilities	15	49,658	15,094
Current income tax liability		8,945	52,775
Trade and other payables	14	97,031	100,156
Liabilities associated with assets held for sale	18	19,210	52
TOTAL CURRENT LIABILITIES		200,723	196,656
TOTAL LIABILITIES		941,186	1,069,456
TOTAL EQUITY AND LIABILITIES		851,265	960,266

The above condensed consolidated statement of financial position should be read in conjunction with the accompanying notes.

GEOPARK LIMITED

SEPTEMBER 30, 2021

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to owners of the Company
	Share	Share	Other	Translation	Accumulated
Amount in US$ '000	Capital	Premium	Reserve	Reserve	losses	Total
Equity at January 1, 2020	59	173,715	116,291	(3,820)	(153,364)	132,881
Comprehensive loss:
Loss for the nine-months period	—	—	—	—	(113,747)	(113,747)
Other comprehensive loss for the period	—	—	(4,604)	(10,960)	—	(15,564)
Total comprehensive loss for the period ended September 30, 2020	—	—	(4,604)	(10,960)	(113,747)	(129,311)
Transactions with owners:
Share-based payment	2	2,828	—	—	3,009	5,839
Repurchase of shares	(1)	(3,070)	—	—	—	(3,071)
Stock distribution	1	2,342	(2,343)	—	—	—
Cash distribution	—	—	(2,343)	—	—	(2,343)
Total transactions with owners for the period ended September 30, 2020	2	2,100	(4,686)	—	3,009	425
Balance at September 30, 2020 (Unaudited)	61	175,815	107,001	(14,780)	(264,102)	3,995

Balance at January 1, 2021	61	179,399	104,485	(12,269)	(380,866)	(109,190)
Comprehensive profit (loss):
Profit for the nine-months period	—	—	—	—	24,207	24,207
Other comprehensive loss for the period	—	—	—	(414)	—	(414)
Total comprehensive (loss) profit for the period ended September 30, 2021	—	—	—	(414)	24,207	23,793
Transactions with owners:
Share-based payment	1	1,535	—	—	4,145	5,681
Repurchase of shares	(1)	(5,409)	—	—	—	(5,410)
Cash distribution	—	—	(4,795)	—	—	(4,795)
Total transactions with owners for the period ended September 30, 2021	—	(3,874)	(4,795)	—	4,145	(4,524)
Balance at September 30, 2021 (Unaudited)	61	175,525	99,690	(12,683)	(352,514)	(89,921)

The above condensed consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW

	Nine-months	Nine-months
	period ended	period ended
	September 30, 2021	September 30, 2020
Amounts in US$ '000	(Unaudited)	(Unaudited)
Cash flows from operating activities
Profit (Loss) for the period	24,207	(113,747)
Adjustments for:
Income tax expense	48,214	34,463
Depreciation	66,802	89,318
Loss on disposal of property, plant and equipment	307	229
Write-off of unsuccessful exploration efforts	12,262	3,780
Impairment loss (reversed) recognized for non-financial assets	(13,307)	98,488
Amortization of other long-term liabilities	(171)	(319)
Accrual of borrowing interests	34,043	36,251
Borrowings cancellation costs	6,308	—
Unwinding of long-term liabilities	3,528	4,424
Accrual of share-based payment	5,681	5,839
Foreign exchange gain	(5,440)	(2,679)
Unrealized loss (gain) on commodity risk management contracts	27,993	(9,862)
Income tax paid	(65,091)	(22,857)
Change in working capital	(16,546)	(31,702)
Cash flows from operating activities – net	128,790	91,626
Cash flows from investing activities
Purchase of property, plant and equipment	(85,365)	(49,289)
Acquisition of business, net of cash acquired	—	(272,335)
Proceeds from disposal of long-term assets (Note 18)	1,100	—
Cash flows used in investing activities – net	(84,265)	(321,624)
Cash flows from financing activities
Proceeds from borrowings	172,174	350,000
Debt issuance costs paid	(2,019)	(7,507)
Principal paid	(264,388)	(3,575)
Interest paid	(42,477)	(37,483)
Borrowings cancellation costs paid	(12,908)	—
Lease payments	(5,551)	(7,319)
Repurchase of shares	(5,410)	(3,071)
Cash distribution	(4,795)	(2,343)
Payments for transactions with former non-controlling interest	(3,580)	(4,500)
Cash flows (used in) from financing activities - net	(168,954)	284,202
Net (decrease) increase in cash and cash equivalents	(124,429)	54,204
Cash and cash equivalents at January 1	201,907	111,180
Currency translation differences	(633)	(1,637)
Cash and cash equivalents at the end of the period	76,845	163,747
Ending Cash and cash equivalents are specified as follows:
Cash at bank and bank deposits	76,828	163,725
Cash in hand	17	22
Cash and cash equivalents	76,845	163,747

The above condensed consolidated statement of cash flow should be read in conjunction with the accompanying notes.

EXPLANATORY NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1

General information

GeoPark Limited (the “Company”) is a company incorporated under the laws of Bermuda. The Registered Office address is Clarendon House, 2 Church Street, Hamilton HM11, Bermuda.

The principal activity of the Company and its subsidiaries (the “Group” or “GeoPark”) is the exploration, development and production for oil and gas reserves in Colombia, Chile, Brazil, Argentina and Ecuador.

This condensed consolidated interim financial statements were authorized for issue by the Board of Directors on November 10, 2021.

Basis of Preparation

The condensed consolidated interim financial statements of GeoPark Limited are presented in accordance with IAS 34 “Interim Financial Reporting”. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the annual consolidated financial statements as of and for the year ended December 31, 2020, which have been prepared in accordance with IFRS.

The condensed consolidated interim financial statements have been prepared in accordance with the accounting policies applied in the most recent annual consolidated financial statements. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective. Several amendments and interpretations apply for the first time in 2021, but do not have an impact on the condensed consolidated interim financial statements of the Group.

Whenever necessary, certain comparative amounts have been reclassified to conform to changes in presentation in the current period.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual profit or loss.

The activities of the Group are not subject to significant seasonal changes.

Estimates

The preparation of interim financial information requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the annual consolidated financial statements as of and for the year ended December 31, 2020.

Note 1 (Continued)

Financial risk management

The Group’s activities expose it to a variety of financial risks: currency risk, price risk, credit risk- concentration, funding and liquidity risk, interest risk and capital risk. The condensed consolidated interim financial statements do not include all financial risk management information and disclosures required in the annual consolidated financial statements, and should be read in conjunction with the Group’s annual consolidated financial statements as of and for the year ended December 31, 2020.

The Group is continually reviewing its exposure to the current market conditions and adjusting the capital expenditures program which remains flexible, quickly adaptable and expandable as prices recover. The Group also continues to add new oil hedges, increasing its price risk protection within the next twelve months. GeoPark maintained a cash position of US$ 76,845,000, has signed new funding agreements (see Note 19) and has available US$ 127,643,000 in uncommitted credit lines as of September 30, 2021.

Subsidiary undertakings

The following chart illustrates the main companies of the Group structure as of September 30, 2021:

GeoPark Limited (Bermuda)
100%
GeoPark (UK) Limited
100%
GeoPark Latin America S.L.U. (Spain)
100%
GeoPark Argentina S.A.U. (Argentina)
100%
GeoPark Chile S.p.A. (Chile)
100%
GeoPark TdF S.p.A. (Chile)
100%
GeoPark Fell S.p.A. (Chile)
99%
GeoPark Magallanes Limitada (Chile)
100%
GeoPark Colombia S.L.U. (Spain)
100%
GeoPark Colombia SAS (Colombia)
100%
Amerisur Exploracion Colombia Limited (British Virgin Islands)
100%
Amerisur Exploracion Colombia Limitada Colombian Branch
100%
Petrodorado South America S.A. (Panama)
100%
Petrodorado South America S.A. Sucursal Colombia
99.9%
GeoPark Brasil Exploração e Produção de Petróleo e Gás Ltda. (Brazil)
99.9%
GeoPark S.A.C. (Perú)
99.9%
GeoPark Perú S.A.C. (Perú)
100%
GeoPark Perú S.A.C. Sucursal Ecuador

Details of the subsidiaries and joint operations of the Group are set out in Note 21 to the annual consolidated financial statements as of and for the year ended December 31, 2020.

On March 13, 2021, the Company incorporated a subsidiary in the United States named Market Access LLP (ownership interest: 9%), which is in start-up phase.

The Chilean branch GeoPark Latin America Limited - Agencia en Chile was voluntary dissolved and liquidated. In May 2021, the Register of Commerce registered the dissolution with an effective date as of March 31, 2021.

Note 2

Segment Information

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Executive Committee. This committee is integrated by the CEO, COO, CFO and managers in charge of the Geoscience, Operations, Legal and Corporate Governance, People and Sustainability departments. This committee reviews the Group’s internal reporting in order to assess performance and allocate resources. Management has determined the operating segments based on these reports. The committee considers the business from a geographic perspective.

The Executive Committee assesses the performance of the operating segments based on a measure of Adjusted EBITDA. Adjusted EBITDA is defined as profit (loss) for the period (determined as if IFRS 16 Leases had not been adopted), before net finance cost, income tax, depreciation, amortization, certain non-cash items such as impairments and write-offs of unsuccessful exploration efforts, accrual of share-based payment, unrealized result on commodity risk management contracts, geological and geophysical expenses allocated to capitalized projects and other items. Operating Netback is equivalent to Adjusted EBITDA before cash expenses included in Administrative and Geological and Geophysical expenses. Other information provided to the Executive Committee is measured in a manner consistent with that in the financial statements.

Nine-months period ended September 30, 2021:

Amounts in US$ '000	Total	Colombia	Chile	Brazil	Argentina	Ecuador	Corporate
Revenue	486,165	433,671	15,757	15,402	21,335	—	—
Sale of crude oil	454,639	432,059	4,039	477	18,064	—	—
Sale of gas	31,526	1,612	11,718	14,925	3,271	—	—
Production and operating costs	(145,204)	(120,765)	(8,036)	(3,479)	(12,924)	—	—
Royalties	(75,300)	(70,185)	(553)	(1,309)	(3,253)	—	—
Share-based payment	(278)	(238)	(37)	—	(3)	—	—
Operating costs	(69,626)	(50,342)	(7,446)	(2,170)	(9,668)	—	—
Depreciation	(66,802)	(44,063)	(10,706)	(3,060)	(8,803)	(167)	(3)
Operating profit (loss)	116,387	126,523	(8,978)	7,714	8,215	(1,371)	(15,716)
Operating Netback	253,177	227,677	7,519	10,739	7,242	—	—
Adjusted EBITDA	213,684	204,701	5,812	9,700	4,891	(1,415)	(10,005)

Nine-months period ended September 30, 2020:

Amounts in US$ '000	Total	Colombia	Chile	Brazil	Argentina	Peru (a)	Ecuador	Corporate
Revenue	287,036	242,409	16,895	8,194	19,538	—	—	—
Sale of crude oil	262,163	240,855	3,770	774	16,764	—	—	—
Sale of gas	24,873	1,554	13,125	7,420	2,774	—	—	—
Production and operating costs	(90,193)	(65,384)	(7,440)	(2,639)	(14,730)	—	—	—
Royalties	(24,312)	(20,195)	(582)	(686)	(2,849)	—	—	—
Share-based payment	(192)	(130)	(34)	—	(28)	—	—	—
Operating costs	(65,689)	(45,059)	(6,824)	(1,953)	(11,853)	—	—	—
Depreciation	(89,318)	(47,885)	(25,228)	(2,533)	(13,253)	(336)	(21)	(62)
Operating profit (loss)	(27,524)	124,626	(71,273)	(219)	(27,858)	(39,273)	(567)	(12,960)
Operating Netback	201,750	184,834	9,268	3,998	3,650	—	—	—
Adjusted EBITDA	161,557	158,083	7,890	2,544	2,883	(1,864)	(521)	(7,458)

(a)	As of the date of these interim condensed consolidated financial statements, Peru is no longer an operating segment due to the decision to retire from the Morona Block.

Note 2 (Continued)

Segment Information (Continued)

Total Assets	Total	Colombia	Chile	Brazil	Argentina	Peru	Ecuador	Corporate
September 30, 2021	851,265	674,769	91,713	36,841	37,656	834	1,705	7,747
December 31, 2020	960,266	680,828	101,742	38,172	36,803	4,656	1,127	96,938

A reconciliation of total Operating Netback to total profit (loss) before income tax is provided as follows:

	Three-months	Three-months	Nine-months	Nine-months
	period ended	period ended	period ended	period ended
	September 30,	September 30,	September 30,	September 30,
	2021	2020	2021	2020
Operating Netback	99,616	67,674	253,177	201,750
Geological and geophysical expenses	(2,379)	(2,834)	(7,638)	(10,450)
Administrative expenses	(10,473)	(8,737)	(31,855)	(29,743)
Adjusted EBITDA for reportable segments	86,764	56,103	213,684	161,557
Unrealized gain (loss) on commodity risk management contracts	10,626	1,290	(27,993)	9,862
Depreciation (a)	(23,641)	(26,695)	(66,802)	(89,318)
Write-off of unsuccessful exploration efforts	(4,201)	(575)	(12,262)	(3,780)
Impairment loss reversed (recognized) for non-financial assets	13,307	(1,007)	13,307	(98,488)
Share-based payment	(1,911)	(1,904)	(5,681)	(5,839)
Lease accounting - IFRS 16	1,603	2,544	5,551	7,319
Others (b)	(1,269)	(1,278)	(3,417)	(8,837)
Operating profit (loss)	81,278	28,478	116,387	(27,524)
Financial expenses	(13,994)	(16,637)	(50,703)	(47,936)
Financial income	699	814	1,297	2,911
Foreign exchange gain (loss)	936	(674)	5,440	(6,735)
Profit (Loss) before tax	68,919	11,981	72,421	(79,284)

(a)	Net of capitalized costs for oil stock included in Inventories. Depreciation for the nine-months period ended September 30, 2021 includes US$ 2,081,000 (US$ 2,114,000 in 2020) generated by assets not related to production activities. For the three-months period ended September 30, 2021 the amount included in depreciation is US$ 657,000 (US$ 708,000 in 2020).
(b)	Includes allocation to capitalized projects.

Note 2 (Continued)

Segment Information (Continued)

The following table presents a reconciliation of Adjusted EBITDA to operating profit (loss) for the nine-months period ended September 30, 2021 and 2020:

	Nine-months period ended September 30, 2021
	Colombia	Chile	Brazil	Argentina	Other (a)	Total
Adjusted EBITDA for reportable segments	204,701	5,812	9,700	4,891	(11,420)	213,684
Depreciation	(44,063)	(10,706)	(3,060)	(8,803)	(170)	(66,802)
Unrealized loss on commodity risk management contracts	(27,993)	—	—	—	—	(27,993)
Write-off of unsuccessful exploration efforts	(7,827)	(4,435)	—	—	—	(12,262)
Impairment loss reversed for non-financial assets	—	—	—	13,307	—	13,307
Share-based payment	(589)	(73)	(10)	(104)	(4,905)	(5,681)
Lease accounting - IFRS 16	3,074	493	1,250	572	162	5,551
Others	(780)	(69)	(166)	(1,648)	(754)	(3,417)
Operating profit (loss)	126,523	(8,978)	7,714	8,215	(17,087)	116,387

(a)	Includes Ecuador and Corporate.

	Nine-months period ended September 30, 2020
	Colombia	Chile	Brazil	Argentina	Other (a)	Total
Adjusted EBITDA for reportable segments	158,083	7,890	2,544	2,883	(9,843)	161,557
Depreciation	(47,885)	(25,228)	(2,533)	(13,253)	(419)	(89,318)
Unrealized gain on commodity risk management contracts	9,862	—	—	—	—	9,862
Write-off of unsuccessful exploration efforts	—	(3,205)	(575)	—	—	(3,780)
Impairment loss recognized for non-financial assets	—	(50,281)	(1,007)	(16,205)	(30,995)	(98,488)
Share-based payment	(261)	(65)	(10)	(117)	(5,386)	(5,839)
Lease accounting - IFRS 16	4,589	78	1,647	682	323	7,319
Others	238	(462)	(285)	(1,848)	(6,480)	(8,837)
Operating profit (loss)	124,626	(71,273)	(219)	(27,858)	(52,800)	(27,524)

(a)	Includes Peru, Ecuador and Corporate.

Note 3

Revenue

	Three-months	Three-months	Nine-months	Nine-months
	period ended	period ended	period ended	period ended
	September 30,	September 30,	September 30,	September 30,
Amounts in US$ '000	2021	2020	2021	2020
Sale of crude oil	163,472	89,326	454,639	262,163
Sale of gas	10,500	8,821	31,526	24,873
	173,972	98,147	486,165	287,036

Note 4

Commodity risk management contracts

The Group entered into derivative financial instruments to manage its exposure to oil price risk. These derivatives are zero-premium collars, fixed price or zero-premium 3 ways (put spread plus call), and were placed with major financial institutions and commodity traders. The Group entered into the derivatives under ISDA Master Agreements and Credit Support Annexes, which provide credit lines for collateral posting thus alleviating possible liquidity needs under the instruments and protect the Group from potential non-performance risk by its counterparties. The Group’s derivatives are accounted for as non-hedge derivatives and therefore all changes in the fair values of its derivative contracts are recognized as gains or losses in the results of the periods in which they occur.

The following table summarizes the Group’s production hedged during the nine-months period ended September 30, 2021 and for the following periods as a consequence of the derivative contracts in force as of September 30, 2021:

			Volume	Average
Period	Reference	Type	bbl/d	price US$/bbl
January 1, 2021 - March 31, 2021	ICE BRENT	Zero Premium Collars	23,500	38.91 Put 52.72 Call
January 1, 2021 - March 31, 2021	VASCONIA(a)	Zero Premium Collars	2,000	35.00 Put 43.01 Call
			25,500
April 1, 2021 - June 30, 2021	ICE BRENT	Zero Premium Collars	25,500	40.61 Put 53.59 Call
			25,500
July 1, 2021 - September 30, 2021	ICE BRENT	Zero Premium Collars	18,000	43.19 Put 60.64 Call
July 1, 2021 - September 30, 2021	VASCONIA(a)	Zero Premium Collars	2,000	41.50 Put 68.57 Call
			20,000
October 1, 2021 - December 31, 2021	ICE BRENT	Zero Premium Collars	19,500	43.72 Put 62.65 Call
			19,500
January 1, 2022 - March 31, 2022	ICE BRENT	Zero Premium Collars	14,500	49.10 Put 74.81 Call
			14,500
April 1, 2022 - June 30, 2022	ICE BRENT	Zero Premium Collars	12,500	53.35 Put 79.38 Call
			12,500
July 1, 2022 - September 30, 2022	ICE BRENT	Zero Premium Collars	5,500	56.77 Put 81.24 Call
			5,500

(a)	Vasconia Crude (ICE Brent minus Vasconia Differential).

The table below summarizes the (loss) gain on the commodity risk management contracts:

	Three-months	Three-months	Nine-months	Nine-months
	period ended	period ended	period ended	period ended
	September 30,	September 30,	September 30,	September 30,
	2021	2020	2021	2020
Realized (loss) gain on commodity risk management contracts	(22,359)	1,432	(78,700)	15,740
Unrealized gain (loss) on commodity risk management contracts	10,626	1,290	(27,993)	9,862
Total	(11,733)	2,722	(106,693)	25,602

Note 4 (Continued)

Commodity risk management contracts (Continued)

The following table presents the Group’s derivative contracts agreed after the balance sheet date:

			Volume
Period	Reference	Type	bbl/d	Price US$/bbl
July 1, 2022 - September 30, 2022	ICE BRENT	Zero Premium Collars	1,500	60.00 Put 83.60 Call
July 1, 2022 - September 30, 2022	ICE BRENT	Zero Premium Collars	1,500	60.00 Put 88.10 Call
July 1, 2022 - September 30, 2022	ICE BRENT	Zero Premium Collars	1,500	60.00 Put 92.90 Call
October 1, 2022 - December 31, 2022	ICE BRENT	Zero Premium Collars	1,500	60.00 Put 81.00 Call
October 1, 2022 - December 31, 2022	ICE BRENT	Zero Premium Collars	1,500	60.00 Put 85.30 Call
October 1, 2022 - December 31, 2022	ICE BRENT	Zero Premium Collars	1,500	60.00 Put 89.00 Call

Note 5

Production and operating costs

	Three-months	Three-months	Nine-months	Nine-months
	period ended	period ended	period ended	period ended
	September 30,	September 30,	September 30,	September 30,
Amounts in US$ '000	2021	2020	2021	2020
Staff costs	3,970	2,678	11,995	9,948
Share-based payment	145	60	278	192
Royalties	30,871	8,398	75,300	24,312
Well and facilities maintenance	3,721	3,426	13,265	11,321
Operation and maintenance	2,127	1,672	5,692	5,257
Consumables	5,078	3,685	13,873	12,420
Equipment rental	2,379	1,513	5,956	5,938
Transportation costs	581	560	2,131	4,085
Gas plant costs	619	27	1,885	1,021
Safety and insurance costs	772	1,139	2,789	3,060
Field camp	1,015	787	3,119	2,134
Non-operated blocks costs	1,240	739	3,617	2,079
Crude oil stock variation	(5,117)	2,363	(394)	2,431
Other costs	1,831	1,357	5,698	5,995
	49,232	28,404	145,204	90,193

Note 6

Geological and geophysical expenses

	Three-months	Three-months	Nine-months	Nine-months
	period ended	period ended	period ended	period ended
	September 30,	September 30,	September 30,	September 30,
Amounts in US$ '000	2021	2020	2021	2020
Staff costs	1,960	2,527	5,705	8,608
Share-based payment	41	21	141	87
Other services	350	229	1,708	1,593
Allocation to capitalized project	(286)	—	(286)	(102)
	2,065	2,777	7,268	10,186

Note 7

Administrative expenses

	Three-months	Three-months	Nine-months	Nine-months
	period ended	period ended	period ended	period ended
	September 30,	September 30,	September 30,	September 30,
Amounts in US$ '000	2021	2020	2021	2020
Staff costs	5,514	5,676	18,151	16,922
Share-based payment	1,725	1,823	5,262	5,560
Consultant fees	2,882	2,097	7,456	6,734
Travel expenses	79	17	193	884
Director fees and allowance	508	397	2,074	1,481
Communication and IT costs	869	642	2,798	2,080
Allocation to joint operations	(1,962)	(1,317)	(5,887)	(4,580)
Other administrative expenses	2,167	1,026	5,762	5,283
	11,782	10,361	35,809	34,364

Note 8

Selling expenses

	Three-months	Three-months	Nine-months	Nine-months
	period ended	period ended	period ended	period ended
	September 30,	September 30,	September 30,	September 30,
Amounts in US$ '000	2021	2020	2021	2020
Transportation	1,359	1,090	3,125	4,017
Selling taxes and other	433	204	2,219	877
	1,792	1,294	5,344	4,894

Note 9

Financial results

	Three-months	Three-months	Nine-months	Nine-months
	period ended	period ended	period ended	period ended
	September 30,	September 30,	September 30,	September 30,
Amounts in US$ '000	2021	2020	2021	2020
Financial expenses
Bank charges and other financial costs	(2,274)	(2,393)	(6,584)	(7,157)
Interest and amortization of debt issue costs	(10,643)	(12,693)	(34,283)	(36,355)
Borrowings cancellation costs	—	—	(6,308)	—
Unwinding of long-term liabilities	(1,077)	(1,551)	(3,528)	(4,424)
	(13,994)	(16,637)	(50,703)	(47,936)
Financial income
Interest received	699	814	1,297	2,911
	699	814	1,297	2,911
Foreign exchange gains and losses
Foreign exchange gain (loss)	936	(674)	5,440	3,553
Result on currency risk management contracts (a)	—	—	—	(10,288)
	936	(674)	5,440	(6,735)
Total financial results	(12,359)	(16,497)	(43,966)	(51,760)

(a)	GeoPark manages its exposure to local currency fluctuation with respect to income tax balances in Colombia. As of December 31, 2019, the Group entered into derivative financial instruments with local banks in Colombia for an amount equivalent to US$ 83,700,000 in order to anticipate any currency fluctuation with respect to income taxes payable in February, April and June 2020. The realized result on these contracts for the nine-months period ended September 30, 2020 was a loss of US$ 9,414,000. No currency risk management contracts were in place during 2021.

Note 10

Property, plant and equipment

			Furniture,					Exploration
			equipment	Production	Buildings			and
	Oil & gas		and	facilities and	and	Construction		evaluation
Amounts in US$ '000	properties		vehicles	machinery	improvements	in progress		assets		Total
Cost at January 1, 2020	830,937		19,549	172,507	11,770	69,587		48,036		1,152,386
Additions	(479)	(a)	918	—	423	36,155		12,320		49,337
Disposals	—		(399)	—	(115)	—		—		(514)
Acquisitions	174,984		617	34,613	—	1,199		79,693		291,106
Write-off / Impairment	(67,493)	(b)	—	—	—	(30,995)	(b)	(3,780)	(c)	(102,268)
Transfers	30,069		174	14,078	78	(38,798)		(5,601)		—
Currency translation differences	(24,191)		(334)	(2,293)	(85)	(88)		(80)		(27,071)
Assets held for sale	(1,996)		—	—	—	—		—		(1,996)
Cost at September 30, 2020	941,831		20,525	218,905	12,071	37,060		130,588		1,360,980

Cost at January 1, 2021	968,617		20,707	197,829	12,442	18,848		78,614		1,297,057
Additions	(1,688)	(a)	826	9	—	50,707		33,823		83,677
Disposals	—		(825)	(900)	(543)	(3,371)	(d)	—		(5,639)
Write-off / Impairment	13,307	(e)	—	—	—	—		(12,262)	(f)	1,045
Transfers	41,758		—	13,202	387	(45,728)		(9,619)		—
Currency translation differences	(2,276)		(31)	(159)	(10)	(11)		(89)		(2,576)
Assets held for sale (Note 18)	(73,047)		(1,178)	(6,052)	(177)	(27)		—		(80,481)
Cost at September 30, 2021	946,671		19,499	203,929	12,099	20,418		90,467		1,293,083

Depreciation and write-down at January 1, 2020	(467,806)		(15,149)	(95,047)	(6,596)	—		—		(584,598)
Depreciation	(66,063)		(1,743)	(12,103)	(371)	—		—		(80,280)
Disposals	—		213	—	72	—		—		285
Currency translation differences	17,193		311	2,802	23	—		—		20,329
Assets held for sale	134		—	—	—	—		—		134
Depreciation and write-down at September 30, 2020	(516,542)		(16,368)	(104,348)	(6,872)	—		—		(644,130)

Depreciation and write-down at January 1, 2021	(548,445)		(16,985)	(109,987)	(6,975)	—		—		(682,392)
Depreciation	(50,208)		(1,556)	(9,421)	(525)	—		—		(61,710)
Disposals	—		500	900	436	—		—		1,836
Currency translation differences	1,548		23	158	9	—		—		1,738
Assets held for sale (Note 18)	49,080		915	4,692	153	—		—		54,840
Depreciation and write-down at September 30, 2021	(548,025)		(17,103)	(113,658)	(6,902)	—		—		(685,688)

Carrying amount at September 30, 2020	425,289		4,157	114,557	5,199	37,060		130,588		716,850
Carrying amount at September 30, 2021	398,646		2,396	90,271	5,197	20,418		90,467		607,395

(a)	Corresponds to the effect of the change in the estimate of assets retirement obligations.
(b)	Corresponds to impairment losses recognized in the Fell Block (Chile), the REC-T-128 Block (Brazil) the Aguada Baguales and El Porvenir Blocks (Argentina) and the Morona Block (Peru) for US$ 50,281,000, US$ 1,007,000, US$ 16,205,000 and US$ 30,995,000, respectively.
(c)	Corresponds to an unsuccessful exploratory well drilled in the Isla Norte Block (Chile) and exploration costs incurred in previous years in the POT-T-619 Block (Brazil) for which no additional work would be performed.
(d)	Corresponds to assets related to the operationship of the non-producing Morona Block (Block 64) in Peru, that were transferred to Petroperu in May 2021. See Note 18.
(e)	Corresponds to an impairment loss reversed in the Aguada Baguales and El Porvenir Blocks (Argentina) in accordance with their fair value less cost to sale. See Note 18.
(f)	Corresponds to two unsuccessful exploratory wells drilled in the Llanos 32 Block (Colombia), other exploration costs incurred in the Fell Block (Chile), and an exploratory well drilled in previous years in the CPO-5 Block (Colombia) and other exploration costs incurred in previous years in the PUT-30 Block (Colombia) for which no additional work would be performed.

Note 11

Equity

Share capital

	At	Year ended
Issued share capital	September 30, 2021	December 31, 2020
Common stock (US$ '000)	61	61
The share capital is distributed as follows:
Common shares, of nominal US$ 0.001	60,741,952	61,029,772
Total common shares in issue	60,741,952	61,029,772

Authorized share capital
US$ per share	0.001	0.001

Number of common shares (US$ 0.001 each)	5,171,949,000	5,171,949,000
Amount in US$	5,171,949	5,171,949

GeoPark’s share capital only consists of common shares. The authorized share capital consists of 5,171,949,000 common shares, par value US$ 0.001 per share. All of the Company issued and outstanding common shares are fully paid and nonassessable.

Cash distributions

On March 10, 2021, and on May 5, 2021, the Company’s Board of Directors declared quarterly cash distributions of US$ 0.0205 per share that were paid on April 13, 2021 and on May 28, 2021, respectively.

On August 4, 2021 the Company’s Board of Directors declared a quarterly cash distribution of US$ 0.041 per share that was paid on August 27, 2021.

Buyback Program

On November 4, 2020, the Company’s Board of Directors approved a program to repurchase up to 10% of its shares outstanding or approximately 6,062,000 shares. The repurchase program began on November 5, 2020 and will expire on November 15, 2021. During the nine-months period ended September 30, 2021, the Company purchased 446,593 common shares for a total amount of US$ 5,410,000. These transactions have no impact on the Group’s results.

Note 12

Borrowings

The outstanding amounts are as follows:

	At	Year ended
Amounts in US$ '000	September 30, 2021	December 31, 2020
2024 Notes (a) (c)	169,019	428,737
2027 Notes (b) (c)	492,494	352,113
Banco Santander	3,568	3,736
Itau (d)	9,863	—
	674,944	784,586

Classified as follows:

Current	18,138	17,689
Non-Current	656,806	766,897

(a)On September 21, 2017, the Company successfully placed US$ 425,000,000 Notes, which were offered to qualified institutional buyers in accordance with Rule 144A under the United States Securities Act (the “Securities Act”), and outside the United States to non-U.S. persons in accordance with Regulation S under the Securities Act. The Notes carry a coupon of 6.50% per annum. The debt issuance cost for this transaction amounted to US$ 6,683,000 (debt issuance effective rate: 6.90%). The Notes are fully and unconditionally guaranteed jointly and severally by two principal subsidiaries of the Company. Final maturity of the Notes will be September 21, 2024. For additional information, see reference (c).
(b)On January 17, 2020, the Company successfully placed US$ 350,000,000 Notes, which were offered in a private placement to qualified institutional buyers in accordance with Rule 144A under the Securities Act, and outside the United States to non U.S. persons in accordance with Regulation S under the Securities Act. The Notes were priced at 99.285% and carry a coupon of 5.50% per annum (yield 5.625% per annum). The debt issuance cost for this transaction amounted to US$ 5,004,000 (debt issuance effective rate: 5.88%). The Notes are fully and unconditionally guaranteed jointly and severally by two principal subsidiaries of the Company. Final maturity of the Notes will be January 17, 2027. For additional information, see reference (c).
(c)In April 2021, the Company executed a series of transactions that included a successful tender to purchase US$ 255,000,000 of the 2024 Notes that was funded with a combination of cash in hand and a US$ 150,000,000 new issuance from the reopening of the 2027 Notes. The new notes offering and the tender offer closed on April 23, 2021 and April 26, 2021, respectively.

The tender total consideration included the tender offer consideration of US$ 1,000 for each US$ 1,000 principal amount of the 2024 Notes plus the early tender payment of US$ 50 for each US$ 1,000 principal amount of the 2024 Notes. The tender also included a consent solicitation to align the covenants of the 2024 Notes to those of the 2027 Notes.

The reopening of the 2027 Notes was priced above par at 101.875%, representing a yield to maturity of 5.117%. The debt issuance cost for this transaction amounted to US$ 2,019,000. The Notes were offered in a private placement to qualified institutional buyers in accordance with Rule 144A under the Securities Act, and outside the United States to non-U.S. persons in accordance with Regulation S under the Securities Act. The Notes are fully and unconditionally guaranteed jointly and severally by two principal subsidiaries of the Company.

Note 12 (Continued)

Borrowings (Continued)

After these transactions, the Company reduced its total indebtedness nominal amount in US$ 105,000,000 and improved its financial profile by extending its debt maturities. The current outstanding nominal amount of the 2024 Notes and 2027 Notes is US$ 170,000,000 and US$ 500,000,000, respectively. The Company recorded a loss of US$ 6,308,000 within Financial expenses as a consequence of these transactions.

The indentures governing the 2024 Notes and the 2027 Notes include incurrence test covenants that provide, among other things, that the Net Debt to Adjusted EBITDA ratio should not exceed 3.25 times and the Adjusted EBITDA to Interest ratio should exceed 2.5 times. Failure to comply with the incurrence test covenants does not trigger an event of default. However, this situation may limit the Company’s capacity to incur additional indebtedness, as specified in the indentures governing the Notes. Incurrence covenants as opposed to maintenance covenants must be tested by the Company before incurring additional debt or performing certain corporate actions including but not limited to dividend payments, restricted payments and others. As of the date of these interim condensed consolidated financial statements, the Company is in compliance of all the indentures’ provisions and covenants.

(d)On July 1, 2021, GeoPark Colombia S.A.S. executed a loan agreement with Itau Bank for Colombian Pesos 37,653,000,000 (equivalent to US$ 9,973,000 at the moment of the loan execution) to finance working capital requirements in Colombia as a consequence of the demonstrations and road blockades across the country that affected logistics and supply chains during May and June. The interest rate applicable was 5.38% per annum, the original maturity was on January 3, 2022 and interests were payable monthly. In October 2021, GeoPark executed an optional prepayment for the full amount of the loan, with no additional cost.

On May 14, 2021, GeoPark Colombia S.A.S. executed a loan agreement with Bancolombia for Colombian Pesos 35,000,000,000 (equivalent to US$ 9,388,000 at the moment of the loan execution) to finance working capital requirements in Colombia. In August 2021, GeoPark executed an optional prepayment for the full amount of the loan, with no additional cost.

This note should be read in conjunction with Note 27 to the annual consolidated financial statements as of and for the year ended December 31, 2020.

As of the date of these interim condensed consolidated financial statements, the Group has credit lines available for US$ 127,643,000.

Note 13

Provisions and other long-term liabilities

The outstanding amounts are as follows:

	At	Year ended
Amounts in US$ '000	September 30, 2021	December 31, 2020
Assets retirement obligation (a)	44,386	64,040
Deferred income	3,474	3,828
Other	13,509	14,502
	61,369	82,370

(a)	As of September 30, 2021, Assets retirement obligation related to the Aguada Baguales, El Porvenir and Puesto Touquet Blocks (Argentina) was classified as Liabilities associated with assets held for sale. See Note 18.

Note 14

Trade and other payables

The outstanding amounts are as follows:

	At	Year ended
Amounts in US$ '000	September 30, 2021	December 31, 2020
Trade payables	71,694	63,528
To be paid to co-venturers	—	5,760
Payables to LGI	—	3,528
Staff costs to be paid	10,858	13,752
Royalties to be paid	7,809	5,287
V.A.T.	3,663	3,453
Taxes and other debts to be paid	4,442	9,734
	98,466	105,042

Classified as follows:

Current	97,031	100,156
Non-Current	1,435	4,886

Note 15

Fair value measurement of financial instruments

Fair value hierarchy

The following table presents the Group’s financial assets and financial liabilities measured and recognized at fair value at September 30, 2021 and December 31, 2020 on a recurring basis:

			At
Amounts in US$ '000	Level 1	Level 2	September 30, 2021
Assets
Cash and cash equivalents
Money market funds	1,929	—	1,929
Derivative financial instrument assets
Commodity risk management contracts	—	12	12
Total Assets	1,929	12	1,941
Liabilities
Derivative financial instrument liabilities
Commodity risk management contracts	—	49,658	49,658
Total Liabilities	—	49,658	49,658

			At
Amounts in US$ '000	Level 1	Level 2	December 31, 2020
Assets
Cash and cash equivalents
Money market funds	823	—	823
Derivative financial instrument assets
Commodity risk management contracts	—	1,013	1,013
Total Assets	823	1,013	1,836
Liabilities
Derivative financial instrument liabilities
Commodity risk management contracts	—	15,094	15,094
Total Liabilities	—	15,094	15,094

Note 15 (Continued)

Fair value measurement of financial instruments (Continued)

Fair value hierarchy (Continued)

There were no transfers between Level 2 and 3 during the period. The Group did not measure any financial assets or financial liabilities at fair value on a non-recurring basis as of September 30, 2021.

Fair values of other financial instruments (unrecognized)

The Group also has a number of financial instruments which are not measured at fair value in the balance sheet. For the majority of these instruments, the fair values are not materially different to their carrying amounts, since the interest receivable/payable is either close to current market rates or the instruments are short-term in nature.

Borrowings are comprised primarily of fixed rate debt and variable rate debt with a short term portion where the interest has already been fixed and are measured at their amortized cost. The Group estimates that the fair value of its main financial liabilities is approximately 102% of its carrying amount, including interests accrued as of September 30, 2021. Fair values were calculated based on market price for the Notes and cash flows discounted for other borrowings using a rate based on the borrowing rate and are within Level 1 and Level 2 of the fair value hierarchy, respectively.

Note 16

Tax reform

In September 2021, a tax reform was approved in Colombia. The new legislation focuses on corporate income tax, increasing the tax rate from 30% to 35% from fiscal year 2022 onwards.

New tax provisions do not affect tax bases or tax rate for fiscal year 2021. Nevertheless, the tax rate increase shall be considered for deferred income tax purposes.

Note 17

Capital commitments

Capital commitments are detailed in Note 33.2 to the audited Consolidated Financial Statements as of December 31, 2020. The following updates have taken place during the nine-months period ended September 30, 2021:

Colombia

The Colombian National Hydrocarbons Agency (“ANH”) approved GeoPark’s proposal to transfer part of its capital commitments in the PUT-30 Block to the Llanos 34 Block. Consequently, GeoPark committed to drill 3 exploratory wells in the Llanos 34 Block for a total amount of US$ 17,381,000, before November 10, 2021. Due to a private agreement with the partner in the block, the investment commitment incurred by GeoPark amounts to US$ 12,840,000. As of the date of these interim condensed consolidated financial statements, GeoPark is awaiting the ANH’s approval over the three exploratory wells that have already been drilled to fulfill the investment commitment.

Note 17 (Continued)

Capital commitments (Continued)

Colombia (Continued)

The ANH approved GeoPark’s proposal to transfer its remaining capital commitments in the PUT-30 Block to the Platanillo Block. Consequently, GeoPark committed to drill 2 exploratory wells in the Platanillo Block for a total amount of US$ 10,894,000, before February 2, 2022.

GeoPark filed a proposal to the ANH to transfer its remaining capital commitments in the VIM-3 Block to the CPO-5 Block. Consequently, GeoPark proposed to assume a commitment to drill 1 exploratory well and to acquire 3D seismic in the CPO-5 Block for a total amount of US$ 9,322,000, before July 8, 2024. Due to a private agreement with the partner in the block, the investment commitment will be fully incurred by GeoPark. As of the date of these interim condensed consolidated financial statements, GeoPark’s proposal is under review.

On October 13, 2021, due to a national strike, the ANH granted 74 days to the current phase of the exploratory period in the PUT-8 Block. The new expiration date is September 9, 2022. Due to other matters affecting the activity in the block, GeoPark had filed a request to extend this exploratory period for 418 additional days. As of the date of these interim condensed consolidated financial statements, GeoPark’s request is under review.

During the nine-months period ended September 30, 2021, GeoPark drilled the 2 exploratory wells committed in the Llanos 32 Block, drilled the 3 exploratory wells committed in the Llanos 34 Block (transferred from the PUT-30 Block in 2021), acquired the 3D seismic committed in the CPO-5 Block and acquired part of the 3D seismic committed in the PUT-8 Block. These investments need the ANH’s approval to fulfil the commitment.

Ecuador

On April 27, 2021 and May 7, 2021, the Ecuadorian Ministry of Energy and Non-Renewable Resources approved the requests to extend the exploratory period in the Espejo and Perico Blocks until June 17, 2025 and June 16, 2025, respectively.

Note 18

Business transactions

Aguada Baguales, El Porvenir and Puesto Touquet Blocks (Argentina)

In August 2021, the Company’s Board of Directors approved the decision to evaluate farm-out or divestment opportunities to sell its 100% working interest and operationship in the Aguada Baguales, El Porvenir and Puesto Touquet Blocks in Argentina, including the associated gas transportation license through the Puesto Touquet pipeline. Several local and international companies have participated in the process and submitted binding offers in September 2021.

On November 3, 2021, the sale and purchase and assignment agreement was signed for a total consideration of US$ 16,000,000, subject to working capital adjustments. GeoPark has collected an advance payment of US$ 1,600,000. Closing of the transaction is subject to regulatory approvals, which are expected to occur by year-end or early 2022.

As of September 30, 2021, the amount of Property, plant and equipment related to the blocks was subject to a reversal of the impairment recognized in 2020 (net of depreciation) in accordance with its fair value less cost to sale and it has been classified as held for sale.

Note 18 (Continued)

Business transactions (Continued)

REC-T-128 Block (Brazil)

In July 2020, GeoPark initiated a farm-out process to sell its 70% interest in the currently non-producing REC-T-128 Block in Brazil. On March 1, 2021, the farm-out agreement was signed. The total consideration is US$ 1,100,000, plus a contingent payment of up to US$ 710,000. Closing of the transaction took place in May 2021, after the corresponding customary regulatory approvals.

Morona Block (Peru)

On July 15, 2020, GeoPark notified its irrevocable decision to retire from the non-producing Morona Block (Block 64) in Peru, due to extended force majeure, which allows for the termination of the license contract. On April 6, 2021, the final agreement with Petroperu was signed and, on May 31, 2021, the joint operation agreement was ended. From such date, GeoPark has only been acting as operator of the Morona Block on behalf of Petroperu. On September 28, 2021, the supreme decree approving the assignment was issued by the Peruvian Government, and the public deed corresponding to that assignment is expected to be executed by GeoPark and Petroperu before year-end. Consequently, all the rights and obligations under the Morona Block license contract will be the strict and exclusive responsibility of Petroperu from the date of execution of the public deed.

Note 19

Subsequent events

Funding agreements

On October 7, 2021, GeoPark Colombia S.A.S. signed a loan agreement with Banco BTG Pactual S.A. which provides GeoPark with access to up to US$ 20,000,000 until October 7, 2022. The agreement establishes an interest rate of 4.50% per annum and a commitment fee of 1.95% per annum with respect to any undrawn amount. As of the date of these interim condensed consolidated financial statements, GeoPark has not withdrawn any amount from this loan agreement.

On October 8, 2021, the Colombian subsidiaries entered into an offtake and prepayment agreement with Shell Western Supply and Trading Limited (“Shell”), one of their key customers. The prepayment agreement provides GeoPark with access to up to US$ 15,000,000 in the form of prepaid future oil sales and has a twelve months availability period. Funds committed by Shell will be made available to GeoPark upon request and will be repaid by GeoPark, through future oil deliveries over the year after funds are disbursed. As of the date of these interim condensed consolidated financial statements, GeoPark has not withdrawn any amount from this prepayment agreement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
Name: Andrés Ocampo
Title: Chief Financial Officer

Date: November 10, 2021